August 22, 2025
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Erin Donahue
Jennifer Angelini

Re:	Luminar Technologies, Inc.
Registration Statement on Form S-3
File No. 333-289015
Filed July 29, 2025

Ladies and Gentlemen:
On behalf of Luminar Technologies, Inc. (the “Company” or “Luminar”), set forth below are responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 11, 2025 with respect to the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.
Concurrently with the submission of this response letter, the Company has revised the Registration Statement and is publicly filing via EDGAR an Amendment No. 1 to the Registration Statement on Form S-3 (the “Amended Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Amended Registration Statement to update other disclosures. In the responses below, page number references are to the Amended Registration Statement.
Registration Statement on Form S-3 filed July 29, 2025

General

1.We note that you are seeking to register a primary offering of Series A Convertible Preferred Stock that may be issued to YA II PN, Ltd., and an unidentified institutional investor under a Securities Purchase Agreement dated May 19, 2025, and the issuance of Class A common stock upon conversion thereof. It appears that you commenced the offering of these securities privately and are now attempting to complete the offering through a public offering. Please provide us with a detailed legal and factual analysis as to how you concluded that you may complete the private placement of the Series A Convertible Preferred Stock issuable under the Securities Purchase Agreement on this

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Form S-3, consistent with Section 5 of the Securities Act of 1933. Please refer, in part, to Securities Act Sections Compliance and Disclosure Interpretation 134.03.
Response:
The Company respectfully informs the Staff that the Securities Purchase Agreement, which the Company entered into with YA II PN, Ltd. (“YA”) and another unidentified investor (collectively, the “Investors”) on May 19, 2025 (the “Purchase Agreement”), constituted a master transaction agreement among the Company and the Investors that establishes the terms pursuant to which the Company may from time to time offer and sell Series A Convertible Preferred Stock (“Preferred Shares”) to the Investors in separate registered direct offerings, in each case subject to the satisfaction or waiver of various conditions to any obligations of the Company or the Investors thereunder, and the Company does not believe that the Purchase Agreement constituted the commencement of a private placement of Preferred Shares to the Investors for reasons described in more detail below. In particular, as a result of the conditions to any given offer and sale of Preferred Shares that may be requested by the Company in accordance with the terms of the Purchase Agreement, the Investors were not and are not irrevocably bound to purchase Preferred Shares under the Purchase Agreement unless and until such time as the Investors deem certain conditions to any given offer and sale of Preferred Shares thereunder to be satisfied or waived in the Investors’ sole discretion and certain other conditions relating to the market price of the shares of Class A common stock underlying the Preferred Shares are satisfied.
In addition, if and when the Company chooses to offer and sell Preferred Shares to the Investors in accordance with the terms set forth in the Purchase Agreement, the Company intends to offer and sell such Preferred Shares to the Investors pursuant to a then-effective Form S-3 shelf registration statement and to file a prospectus supplement with respect to each such offering and sale, setting forth the number and stated value of the Preferred Shares being offered and sold, the proceeds to the Company, the fees, discounts or other compensation payable to the Placement Agent or any other underwriter, dealer or agent, and any other material terms of such offering. Consistent with this approach and the structure of other registered direct offerings, the Company initially offered and sold 35,000 Preferred Shares (the “Initial Offering”) to the Investors pursuant to its effective Form S-3 registration statement (No. 333-279118) (the “Current Registration Statement”), which was declared effective by the Commission on April 4, 2025. The Initial Offering closed on May 22, 2025, and the Company filed a final prospectus supplement for the Initial Offering on the same day.
The Company has considered Securities Act Sections Compliance and Disclosure Interpretation 134.03 (“C&DI 134.03”) and respectfully submits that the facts differ in the current instance because neither the Company nor the Investors are irrevocably committed to sell or to acquire securities, respectively, under the terms of the Purchase Agreement, and, following the completion of the Initial Offering pursuant to the Current Registration Statement, the Company has not offered any additional Preferred Shares to

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the Investors, such that no private placement of any Preferred Shares under the Purchase Agreement has been commenced to date, and any offer by the Company would not be commenced unless and until there is an effective registration statement on file pursuant to which the Company may commence such offers and sales. To facilitate future offerings of Preferred Shares to the Investors, the Company filed the Registration Statement pursuant to which future registered offers and sales of Preferred Shares to the Investors may be made in accordance with the terms of the Purchase Agreement, upon the satisfaction or waiver of the conditions thereto.
1. Investors Not Irrevocably Bound
Due to various conditions in the Purchase Agreement to the obligation of the Investors to purchase any Preferred Shares thereunder, the Company does not believe that the Investors became irrevocably bound to acquire the Preferred Shares prior to the filing of any registration statement, subject only to conditions outside their control, which the Staff has previously indicated are characteristics of when a private placement of securities has occurred. For example, in Securities Act Sections Compliance and Disclosure Interpretation 139.11 (“C&DI 139.11”), which addresses when a company will be permitted to register the resale of common stock underlying privately placed convertible securities before their actual issuance, the Staff noted that the “analysis applies to the convertible security” and that “[t]here can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions.” In addition, in its comment letter dated August 12, 2020 relating to a registration statement on Form S-1 filed by Kona Gold Beverage, Inc. (the “Kona Gold Comment Letter”), involving the question of when an investor in a PIPE transaction is deemed to be irrevocably bound to purchase the securities and when the associated private placement is deemed to be completed, the Staff noted that the investor was not irrevocably bound to purchase convertible debentures because, among other things, the company was required to provide investor documents in a form satisfactory to the investor, the investor was not bound to purchase a certain debenture unless the company’s common stock was trading at a certain price or greater, and the investor was able to assign its rights under the agreement.
The Purchase Agreement contains the following closing conditions to any additional offering of Preferred Shares for the benefit of the Investors, which the Company notes are consistent with the types of conditions the Staff has identified in C&DI 139.11 and in the Kona Gold Comment Letter which indicate that an investor has not become irrevocably bound to purchase securities:
(i)the Company’s Class A common stock must have satisfied (a) a trading price threshold (no less than the greater of $1.00 per share and 150% of the “Floor Price” for conversion of the Preferred Shares as then in effect under the Certificate of Designations for the Preferred Shares) and (b) a trading volume

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threshold (between $2,000,000 and $5,000,000 average daily dollar trading volume, depending on the size of the offering of Preferred Shares), in each case during the 10 consecutive trading day period preceding the closing;
(ii)any additional closing requested by the Company may be no less than 60 calendar days after the immediately preceding closing, and, in some cases depending on the size of the immediately preceding closing, may be no less than 90 calendar days apart, except to the extent that the Investors no longer hold Preferred Shares issued at the immediately preceding closing;
(iii)the form of opinion to be received by each Investor in connection with any additional closing date must be in form and substance reasonably acceptable to such Investor; and
(iv)the Company must have delivered to each Investor such other documents, instruments or certificates relating to the transactions contemplated by the Purchase Agreement as such Investor or its counsel may reasonably request (clauses (i) through (iv), collectively, the “Investor Discretionary Conditions”).
The Company respectfully submits that the trading price requirement in (i) above and the requirements in (iii) and (iv) above as to the delivery of an opinion and other documents satisfactory to Investors are directly what C&DI 139.11 and the Kona Gold Comment Letter identify as indicators that an investor is not irrevocably bound to purchase securities.
In addition, the Purchase Agreement allows each Investor to assign some or all of its rights thereunder, including any purchase rights of the Preferred Shares, to an affiliate without the Company’s consent in connection with the transfer of any of its outstanding Preferred Shares to such affiliate, which indicates that each Investor is not irrevocably bound to purchase Preferred Shares in any offering.
Finally, the Purchase Agreement expressly provides that if any of the conditions to a given additional closing, including the Investor Discretionary Conditions set forth above, are not satisfied and any Investor other than YA does not agree to waive such condition, YA or its affiliates (collectively, “Yorkville”) may elect, in its sole discretion, to purchase the other Investor’s pro rata share of the Preferred Shares to be sold at the relevant additional closing, providing a further investment decision that may be made by the Investors, and Yorkville in particular, at the time of a given offer to purchase additional Preferred Shares made by the Company.
2. Company Not Irrevocably Bound
Similarly, the Purchase Agreement does not obligate the Company to offer, sell or issue any additional Preferred Shares to the Investors following the Initial Closing. Any such offer will only be made following the written request of the Company identifying the aggregate number of additional Preferred Shares requested to be issued and sold at the proposed additional closing date, which the Company believes would constitute the offer

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of such securities. The delivery of such written request is at the sole discretion of the Company, subject to the minimum timing requirements described above. In addition, one of the conditions to any additional closing is that there be a registration statement that is effective and available for the issuance and sale of the additional Preferred Shares, and the Company does not intend to make any offer to the Investors to acquire such additional Preferred Shares at a time when there is not an effective registration statement for the offer and sale of such securities.
Another condition to additional closings under the Purchase Agreement following the completion of the Initial Offering is the requirement of the Company to have obtained stockholder approval for the issuance of the securities in accordance with Rule 5635(d) of the Nasdaq Stock Market. The Company agreed, pursuant to the Purchase Agreement, to use its reasonable best efforts to solicit such stockholder approval. Without this stockholder approval, the Company would not be permitted, under the rules of the Nasdaq Stock Market, to issue any shares of Class A common stock upon conversion of Preferred Shares sold under the Purchase Agreement if the issuance of such shares of Class A common stock would exceed 19.99% of the shares of Class A common stock outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”). Although the Investors could waive this stockholder approval condition in connection with the Company’s request to an additional closing, it would not be in their economic interests because they would not be permitted under the terms of the Certificate of Designations, and the Company would not be permitted under the Exchange Cap, to convert the Preferred Shares purchased in such additional closing if the issuance of such shares of Class A common stock would be in excess of the Exchange Cap and the stockholder approval had not been obtained. Taken together, the stockholder approval requirement demonstrates that neither the Company nor the Investors were irrevocably bound to offer or purchase additional securities pursuant to the Purchase Agreement following the completion of the Initial Closing. This stockholder approval, and the satisfaction of the additional closing condition, was ultimately obtained at the annual meeting of the Company’s stockholders held on July 3, 2025.
Finally, each time the Company determines to offer Preferred Shares to the Investors, certain additional conditions must be satisfied or waived by the Investors in order to consummate such requested purchase of the Preferred Shares, including, in addition to the Investor Discretionary Conditions, the following conditions, which may be outside the control of the Company:
(i)no default or event of default shall have occurred and be continuing under the Company’s Floating Rate Senior Secured Notes due 2028 or the Company’s 9.0% Convertible Second Lien Senior Secured Notes due 2030 and the Company’s 11.5% Convertible Second Lien Senior Secured Notes due 2030;
(ii)no “Material Adverse Effect” (as defined in the Purchase Agreement) shall have occurred;

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(iii)No “Triggering Event” (as defined in the Certificate of Designations for the Preferred Shares) shall have occurred since the date of the immediately preceding closing date or is continuing with respect to (i) the suspension from trading or the failure of the Class A common stock to be trading or listed (as applicable) on an “eligible market” for a period of five consecutive trading days, (ii) the occurrence of certain insolvency or bankruptcy related events, (iii) rendering of a final and non-appealable judgment against the Company or any of its significant subsidiaries for the payment of at least $5,500,000 in the aggregate where such judgment is not discharged, stayed, vacated or otherwise satisfied within a specified time period, or (iv) a default by the Company or any of its subsidiaries with respect to any one or more mortgages, agreements or other instruments under which there is outstanding, or by which there is secured or evidenced, any indebtedness for money borrowed of at least $5,500,000 in the aggregate of the Company or any of its subsidiaries, where such default: (A) constitutes a failure to pay the principal of, or premium or interest on, any of such indebtedness when due and payable in accordance with its terms, upon required repurchase, upon declaration of acceleration or otherwise, in each case after the expiration of any applicable grace period; or (B) results in such indebtedness becoming or being declared due and payable before its stated maturity;
(iv)no other Triggering Event shall have occurred and is continuing or that, in respect of any Triggering Event, with notice, the passage of time or both, would occur; and
(v)the Company must have minimum liquidity of $31,500,000 in unrestricted cash and cash equivalents, inclusive of any unused commitments then available under a permitted ABL facility.
3. Conclusion
In order to allow for the Company to make one or more additional offerings of Preferred Stock to the Investors under the terms of the Purchase Agreement, the Company filed the Registration Statement on July 29, 2025. The Initial Offering of Preferred Shares under the terms of the Purchase Agreement was effected and completed in full on the basis of the Current Registration Statement and a prospectus supplement thereto. At the time of the filing of the Registration Statement on July 29, 2025 and as of the date of this letter, the Company has not made any further offer of Preferred Shares to the Investors and there was and is no commitment on the Company to sell, and no obligation of Investors to buy, any additional Preferred Shares, and there shall not be until such time as the Company offers additional Preferred Shares to the Investors pursuant to the terms of the Purchase Agreement and the Investors deem the Investor Discretionary Conditions satisfied or elect to waive such conditions and all other conditions to the additional closing are satisfied or are waived by the Investors.

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As such, the Company respectfully submits that it believes that the facts and circumstances set forth in C&DI 134.03 differ from the current instance because there currently exists no binding commitment of the Company to issue, or for the Investors to purchase, any Preferred Shares. The Company is not obligated to issue any additional Preferred Shares under the Purchase Agreement and there is no assurance that the Company will elect to, or be able to, offer and sell Preferred Shares to the Investors in light of the conditions that must be satisfied or waived in each offering. The Investors will be committed to purchase Preferred Shares in each offering only if the conditions thereto are satisfied, including the satisfaction of the Investor Discretionary Conditions, the satisfaction of which conditions are in some cases in part and in some cases wholly within the control of the Investors, or such conditions are waived in each such Investor’s sole discretion.
For these reasons, the Company respectfully submits that each time the Company elects to make a request that the Investors purchase additional Preferred Shares under the Purchase Agreement, and the conditions thereto are satisfied or waived by the Investors, a separate offer and sale of such Preferred Shares will occur, and the Company will not commence any additional offer to sell Preferred Shares pursuant to the terms of the Purchase Agreement except under an already effective registration statement.
2.Please revise to disclose the material provisions of the Securities Purchase Agreement, including closing conditions. Without limitation, discuss whether shareholder approval is required for the issuance and sale of securities thereunder. Identify the unnamed institutional investor that is party to the Securities Purchase Agreement, or tell us why you believe this is not required.

Response:
In response to the Staff’s comment, the Registration Statement has been revised to describe additional material provisions of the Purchase Agreement, including closing conditions for offerings subsequent to the Initial Offering, under the heading titled “Plan of Distribution – Purchase Agreement” on pages 27-28 of the Amended Registration Statement. One of the conditions to additional closings under the Purchase Agreement includes a requirement to obtain stockholder approval for the issuance of the securities in accordance with the rules of the Nasdaq Stock Market, which approval was obtained at the annual meeting of the Company’s stockholders on July 3, 2025.
The Company respectfully informs the Staff that one of the Investors party to the Purchase Agreement has not been disclosed pursuant to a confidentiality provision in the Purchase Agreement required by such Investor (the “Confidentiality Provision”) and such Investor’s name and other identifying information have been removed from the conformed copy of the Purchase Agreement that has been filed as an exhibit with the Commission. The Company respectfully submits that the identity of the Investor is information that the Company regards as confidential pursuant to the Confidentiality Provision and is not material to the ability of an investor to make an informed decision as

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to an investment in the Company’s securities. Further, the role of the unidentified Investor is secondary to YA, as the lead Investor. For example, as defined in the Purchase Agreement, the consent or waiver of the “Required Holders” for most actions under the Purchase Agreement and the Certificate of Designations will require the approval of Yorkville, such that the unidentified Investor cannot take certain actions without Yorkville, and Yorkville is able to act without the approval of the unidentified Investor. In addition, as noted above, if an Investor declines to waive any closing condition and the declining Investor is the unidentified Investor, Yorkville may elect, in its sole discretion, to purchase the unidentified Investor’s pro rata share of the Preferred Shares to be sold at the relevant additional closing. However, if YA is the declining Investor, the unidentified Investor cannot elect to purchase YA’s pro rata share of the Preferred Shares.
Exhibits
3.    Please file the Securities Purchase Agreement and the Placement Agent Agreement with D. Boral Capital as exhibits to your registration statement. Refer to Item 601 of Regulation S-K.
Response:
In response to the Staff’s comment, the Purchase Agreement and the Placement Agency Agreement between the Company and D. Boral Capital have been included as Exhibits 10.1 and 10.2, respectively, to the Amended Registration Statement.
Please do not hesitate to contact me at (310) 633-2803 with any questions or further comments.
Sincerely,

Orrick, Herrington & Sutcliffe LLP

/s/ Daniel S. Kim
Daniel S. Kim, Esq.

cc:	Paul Ricci, Luminar Technologies, Inc.
Alex Fishkin, Luminar Technologies, Inc.